FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly traded company

CNPJ/MF Nº 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (the “Company”), in compliance with Brazilian law no. 6.404, of December 15, 1976, and resolution no. 44 of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), of August 23, 2021, hereby informs its shareholders and the market that it is has initiated preliminary work efforts towards a potential primary equity offering, pursuant to CVM resolution no. 160, of July 13, 2022 (the “Potential Offering”), and has engaged financial institutions to evaluate the feasibility and the terms of the Potential Offering.

The Potential Offering is part of the Company’s plan to optimize its capital structure, which also consisted of the sale of non-core assets, including the sale of its 34% equity interest in Cnova N.V., and the sale of its 13.3% equity interest in Almacenes Éxito S.A. expected to close in January 2024, as also disclosed to the market on the date hereof. If the Potential Offering is consummated, the Company intends to invest the proceeds therefrom to reduce the Company’s indebtedness and, as a result, reduce its financial leverage.

In light of the Company’s preliminary work efforts and strategic planning towards the Potential Offering, the Company has, on the date of this material fact notice, convened an extraordinary shareholders’ meeting, to be held on January 11, 2024, to deliberate on, among other matters: (i) an increase in the Company’s authorized capital to up to 800 million common shares; and (ii) the proposal by the Company’s management to elect a new slate for the Company’s board of directors, which would be conditioned upon the closing of the Potential Offering. Newly elected directors would commence their term 30 calendar days after the closing of the Potential Offering.

The new slate proposed by the Company’s management to be elected at the extraordinary shareholders’ meeting results from a unified decision by the Company’s management and the Company’s current controlling shareholder, Casino Guichard Perrachon (“Casino”). The slate is composed of nine members, of whom six would be independent members – (i) Mr. Eleazar de Carvalho Filho, (ii) Mr. Luiz Augusto de Castro Neves and (iii) Mr. Renan Bergmann, current independent board members to be reelected, and (iv) Mr. José Luis Gutierrez, (v) Mrs. Márcia Nogueira de Mello and (vi) Mrs. Rachel Maia, who would be new independent board members – and two members appointed by Casino – (vii) Mr. Christophe José Hidalgo and (viii) Mr. Philippe Alarcon – in addition to one member, (ix) Mr. Marcelo Ribeiro Pimentel, who would be a representative of the Company’s management and would remain on the board of directors. Further, the proposed slate will appoint Mr. Renan Bergmann as chairman of the board of directors. The proposed composition of the board of directors conforms with the potential dilution of Casino’s equity interest in the Company.

The Potential Offering and its terms and conditions remain under review by the Company and are subject to applicable corporate and third-party approvals, macroeconomic and political conditions in Brazil and abroad, investor interest among other factors not under the Company’s control.

The Company will keep its shareholders and the market informed of developments relating to the Potential Offering.

This material fact notice (i) is merely informative and should under no circumstances be construed as, nor constitute, an investment recommendation or an offer to sell or an offer to purchase any of the Company’s securities in Brazil, the United States or any other jurisdiction; and (ii) is not intended to be published or distributed, directly or indirectly, in the United States or in any other jurisdiction, and is for informational purposes only. The securities mentioned in this material fact notice have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any other U.S. federal or state securities law, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act.

São Paulo, December 10, 2023

Rafael Russowsky

Vice-President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 10, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.